UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): September 29, 2008

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

Louisiana	**1-05663**	**72-0244480**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 29, 2008, the Board of Directors of Cleco Corporation (the "Company") elected Logan W. Kruger as a director of the Company effective October 1, 2008 and the Board of Managers of Cleco Power LLC ("Cleco Power") elected Mr. Kruger as a member of the Board of Managers of Cleco Power effective October 1, 2008. Mr. Kruger has served as the president, chief executive officer and a director of Century Aluminum Company, a publicly held company owning primary aluminum capacity in the United States and Iceland and having an ownership interest in alumina and bauxite assets in the United States and Jamaica, since December 2005. Prior to that time, Mr. Kruger was employed by Inco Limited, a publicly held company engaged in the mining, processing and marketing of nickel and nickel-related products, where he served as executive vice president of technical services from September 2003 until September 2005 and as president, Inco Asia Pacific from September 2005 until November 2005. Mr. Kruger, who is 58 years old, will be a Class III director of the Company whose term of office will expire at the Company's 2009 annual meeting of shareholders.

Item 5.03   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

Effective October 1, 2008 and in connection with the election of Mr. Kruger, the Board of Directors of the Company amended the Company's Bylaws to increase the number of directors serving on the board to ten. Similarly, the Board of Managers of Cleco Power amended the Operating Agreement of Cleco Power to change the number of managers serving on the board to ten. Prior to these amendments, the Company's Bylaws provided for nine directors to serve on its board and Cleco Power's Operating Agreement provided for eleven members to serve on its board. In addition, the Board of Managers of Cleco Power amended the Operating Agreement of Cleco Power to provide that all regular meetings of the Board of Managers (other than the annual meeting) shall be held on the last Friday in January, July and October, except as otherwise provided by resolution of the Board of Managers. Prior to the amendment, regular meetings of the Board of Managers (other than the annual meeting) were held on the fourth Friday in January and on the third Friday after the first Monday in the months of July and October. The text of the amendment to the Company's Bylaws is filed as exhibit 3.1 to this Current Report and the text of the amendment to Cleco Power's Operating Agreement is filed as exhibit 3.2 to this Current Report.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibit is filed herewith:

3.1   Text of the Amendment to the Bylaws of Cleco Corporation.

3.2   Text of the Amendment to the Operating Agreement of Cleco Power LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: October 1, 2008   By: /s/ R. Russell Davis
                                         R. Russell Davis
                                         Vice President, Chief Accounting
                                         Officer & Interim CFO

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO POWER LLC

Date: October 1, 2008   By: /s/ R. Russell Davis
                                         R. Russell Davis
                                         Vice President, Chief Accounting
                                         Officer & Interim CFO

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Text of the Amendment to the Bylaws of Cleco Corporation.
3.2	Text of the Amendment to the Operating Agreement of Cleco Power LLC.